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                              May 26, 2022

       Neeraj Kumar
       General Counsel
       Landa App 2 LLC
       6 W. 18th Street
       New York, NY 10011

                                                        Re: Landa App 2 LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 1
                                                            Filed May 5, 2022
                                                            File No. 024-11648

       Dear Mr. Kumar:

               We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post Qualification Amendment on Form 1-A filed May 5, 2022

       Manager Compensation, page 40

   1. We note the statement that acquisition and management fees will be within a range of 5%
                                                        to 10% or    currently
expected to be 8%.    For series that are not new and where you
                                                        already know the actual
manager fees, please revise here and where appropriate, including the Master Series
Table, to disclose the actual fees.
       Report of Independent Registered Public Accounting Firm, page F-2

   2.                                                   We note your auditor
refers to "each series of the Landa App 2 Series Group (   Series   )"
                                                        within its report.
Please have your auditor revise its report to specifically identify each series.
 Neeraj Kumar
FirstName
Landa AppLastNameNeeraj Kumar
           2 LLC
Comapany
May        NameLanda App 2 LLC
     26, 2022
May 26,
Page 2 2022 Page 2
FirstName LastName
Combined Financial Statements for Landa App 2 LLC , page F-3

3. We note you have presented financial statements for Landa App 2 LLC. Based on the footnotes to such financial statements, it appears that each of the eight underlying Series had activity during the period presented. Please tell us how you determined it was unnecessary to present separate financial statements for each underlying Series. In addition, please consider revising your footnotes to clearly disclose the inception date for each of the eight series. For reference, see Question 104.01 of the Compliance and
         Disclosure Interpretations for the Securities Act Sections.
Pro Forma Condensed Combined Balance Sheet, page F-40

4. It appears that the total combined column on page F-43 does not reflect the historical balances of Landa App 2 LLC as of December 31, 2021. Please advise or revise. Refer to
         Rule 8-05 of Regulation S-X.
Combined Statement Of Certain Revenue And Expenses, page F-85

5. We note you have labeled the Combined Statement Of Certain Revenue And Expenses as
         unaudited in the table of contents for the financial statements. Please revise your filing to also label these financial statements as unaudited within the financial statements themselves. Further, please revise such financial statements to include footnotes, or tell us how you determined footnotes were unnecessary. Please refer to Rule 8-06 of Regulation
         S-X.
6. We note your disclosure on page 17 that the properties underlying each series were acquired by Landa Properties from third-party sellers and that such properties were owner-occupied. For each series, please tell us when Landa Properties acquired the property and when rental operations commenced at the property. Please also consider including such information within the footnotes to your Rule 8-06 financial statements.
General

7. We note discussion of the Secondary Trading Platform on page 7 and elsewhere. We also note images on your website identifying individual Series and prices suggesting a trading market. For example, the website depicts Series Port Royal Court, which had a price of $2.81 per share in Landa App's Offering Statement, with a price of $7.92 and an arrow suggesting $7.92 is an increase from some prior period. Please advise us whether your website information reflects North Capital's trading platform. If so, advise us how you determined which Series and prices to publish, how often you update them, and what accompanying information to provide. If Series have secondary trading, how can investors obtain the most recent prices, historical trading, and the extent to which some
         Series have no trading or prices that have declined? Revise Item 1 of
Part 1 to reflect the
         trading center or quotation medium, if any.
         We will consider qualifying your offering statement at your request. If a participant in
 Neeraj Kumar
Landa App 2 LLC
May 26, 2022
Page 3

your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jennifer Monick at 202-551-3295 or Robert Telewicz at 202-551-
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or Jim Lopez at 202-551-3536 with any other questions.



FirstName LastNameNeeraj Kumar                            Sincerely,
Comapany NameLanda App 2 LLC
                                                          Division of
Corporation Finance
May 26, 2022 Page 3                                       Office of Real Estate
& Construction
FirstName LastName